Qualstar Corporation

31248 Oak Crest Drive, Suite 120

Westlake Village, California 91361

April 29, 2015

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:          Qualstar Corporation -- File No. 001-35810

Form 10-K for Fiscal Year Ended June 30, 2014 (filed September 29, 2014)

and Form 10-Q for the Period Ended December 31, 2014 (filed February 12, 2015)

Dear Mr. Spirgel,

This letter shall confirm that Qualstar Corporation (“Qualstar”) shall incorporate, to the extent applicable, the disclosures contained in Qualstar’s written response, dated April 10, 2015, to the Commission’s comment letter, dated March 13, 2015, in its future periodic reports filed with the Commission.

Please contact the undersigned at (805) 416-7014 if you have any questions concerning the contents of this correspondence or if you require any additional information.

Very truly yours,

/s/ Louann Negrete

Louann Negrete, CFO